UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 15, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

RealD, Inc.

File No. 333-165988 - CF#25223

RealD, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on April 9, 2010, as amended.

Based on representations by RealD, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.14	through March 10, 2020
Exhibit 10.15	through October 15, 2018
Exhibit 10.16	through March 26, 2017
Exhibit 10.17	through May 19, 2019
Exhibit 10.18	through June 15, 2020
Exhibit 10.24	through March 20, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel